News Release

RESIN SYSTEMS ANNOUNCES PRODUCTION PROGRESS UPDATE

Edmonton, Alberta, August 31, 2006: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovator, through its operating division, RS Technologies (collectively “RS”), will conduct a follow-up teleconference and webcast to update the production progress of its Calgary facilities. The teleconference will be held on Wednesday, September 6, 2006 at 4:00 p.m. (EDT) / 2:00 p.m. (MDT).

The update will detail the progress and achievements in RS’s commercial production of RStandard™ composite transmission and distribution utility structures. Since the recent update in mid-August, RS has achieved a significant increase in production efficiencies and output capabilities, and is progressing on fulfilling the previously announced targeted production milestones.

This teleconference and webcast is in keeping with RS’s commitment to communicate consistently with our shareholders and the market.

To participate please dial 1-866-585-6398 (toll-free in North America) or (416) 849-9626 approximately
10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page. The webcast will be archived for approximately 90 days.

About RS

RS is a composite material product innovator. RS develops advanced composite products for large-scale global markets. These products replace those which historically have been made using the conventional building blocks of wood, concrete and steel. The foundation of RS’s product development is continuous innovation built with its proprietary Version™ polyurethane resin system.

Since 2004, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is currently in various stages of product development with further innovative products. For the latest on RS's developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Laurien Abel

Investor and Public Relations

RS Technologies

Ph: (403) 219-8000

Fax: (403) 219-8001

Email: lauriena@grouprsi.com

www.grouprsi.com

-###-